Exhibit 99.1

Absolute Software to be Acquired by Crosspoint Capital Partners for Enterprise Value of US$870 Million

Absolute shareholders to receive US$11.50 per share in cash

•	The transaction is valued at US$657 million exclusive of Absolute’s debt

•	The purchase price represents a premium of approximately 34% over Absolute’s closing share price of US$8.58 on May 10, 2023

VANCOUVER, British Columbia and SAN JOSE, Calif. — May 11, 2023 — Absolute Software™ (“Absolute” or the “Company”) (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced it has entered into an Arrangement Agreement with funds affiliated with Crosspoint Capital Partners, L.P. (“Crosspoint”), (the “Arrangement Agreement”) whereby Crosspoint has agreed to acquire all of the issued and outstanding common shares (the “Common Shares”) of the Company (the “Acquisition”).

Under the terms of the Arrangement Agreement, Absolute shareholders will receive US$11.50 per Common Share in cash on completion of the Acquisition, corresponding to an enterprise value of approximately US$870 million, inclusive of the debt. The cash consideration represents a premium of 34% and 38% to the closing price and 30-day volume-weighted average price, respectively, of the Common Shares on the Nasdaq on May 10, 2023.

Crosspoint Capital is a team of world-class technology leaders, operators and investors who have dedicated their careers to building great companies. Crosspoint brings significant cybersecurity expertise that will help drive the Company’s next phase of growth.

“In the modern remote and hybrid work environment, maintaining device integrity and protection is more difficult than ever,” said Greg Clark, Managing Partner of Crosspoint Capital Partners. “We are impressed with how Absolute has built upon its asset visibility and control heritage and expanded into solutions that provide endpoint resilience and the reliable access needed in today’s hybrid work environments. We look forward to partnering with Christy and the Absolute team as they continue to deliver highly differentiated solutions to the market.”

“For the past five years, our focus has been on creating the industry’s only truly self-healing security platform centered on resilience,” said Christy Wyatt, President and CEO of Absolute. “By partnering with Crosspoint, a proven cybersecurity investor with a track record in building growth companies, we are delivering immediate cash value to our shareholders, while positioning Absolute for an exciting future across all key stakeholders, including Absolute team members throughout the organization, our OEM partners and reseller network, and our more than 21,000 customers around the world.”

Quote from the Absolute Board

“This transaction with Crosspoint validates the attractive business and growth profile established by Christy and her team and delivers a solid return to the shareholders who have supported Absolute,” said Dan Ryan, Chairman of Absolute’s Board of Directors (the “Board”). “By partnering with a proven private software investor, Absolute will be in a stronger position both strategically and with respect to its capital structure to achieve its growth potential.”

Acquisition Details

The Acquisition, which was approved unanimously by the Board, is to be carried out by way of a statutory court-approved plan of arrangement under the Business Corporations Act (British Columbia), and will require the approval of: (i) two-thirds of the votes cast by shareholders of the Company at a special meeting of the securityholders of the Company (the “Special Meeting”); (ii) two-thirds of the votes cast by shareholders and holders of incentive awards, voting together as single class, at the Special Meeting and (iii) a simple majority of the votes cast by shareholders of the Company at the Special Meeting, excluding votes from certain shareholders, as required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Special Meeting is expected to be held in late June.

The Company’s directors and senior executive officers, holding an aggregate of approximately 1.52% of the outstanding Common Shares, have each entered into support and voting agreements to vote their shares in favour of the Acquisition. In addition to securityholder approval, the completion of the Acquisition will be subject to court and regulatory approvals and clearances, as well as other customary closing conditions. Subject to the satisfaction of such conditions, the Acquisition is expected to be completed during the second half of 2023.

Upon completion of the Acquisition, the Common Shares will no longer be listed on any public market and the Company will cease to be a reporting issuer under Canadian and U.S. securities laws.

Further details with respect to the Acquisition will be included in the management information circular (the “Circular”) to be mailed to security holders in connection with the Special Meeting. A copy of the Arrangement Agreement will be filed on the Company’s SEDAR profile and with the U.S. Securities and Exchange Commission and will be available for viewing at www.sedar.com and www.sec.gov.

Absolute Board of Directors and Special Committee Recommendations

A special committee comprised entirely of independent directors of the Company (the “Special Committee”) and advised by its financial advisor and by counsel unanimously recommended entering into the Arrangement Agreement to the board of directors of the Company (the “Board”). The Board has evaluated the Arrangement Agreement with the Company’s management, legal and financial advisors and, following the receipt and review of the unanimous recommendation from the Special Committee, the Board has unanimously approved the Acquisition and determined that the Acquisition is in the best interest of the Company. The Board has resolved to recommend that the Company’s securityholders vote in favour of the Acquisition.

Amendments to the BSP Credit Agreement

In anticipation of a potential transaction, Absolute amended the terms of its senior credit agreement with Benefit Street Partners (BSP). A further amendment was subsequently made to facilitate entry by Absolute into the Arrangement Agreement. Absolute will have to pay a fee to Benefit Street Partners in consideration for the amendments to the credit agreement upon consummation of the Acquisition.

Third Quarter 2023 Financial Results

Absolute will announce its financial results for its third quarter on May 15, 2023. The news release will be available on the investor relations section of the Company’s website. In light of the Acquisition, Absolute will be cancelling the conference call originally scheduled for 5:00PM ET on that day.

Dividend

As previously declared, Absolute will be paying a dividend of CAD $0.08 per share on its Common Shares, payable in cash on May 24, 2023 to shareholders of record at the close of business on May 11, 2023. As a part of the definitive agreement, Absolute will suspend its dividend going forward.

Advisors and Counsel

Perella Weinberg Partners is serving as Absolute’s financial advisor in connection with the Acquisition, with Raymond James Ltd. also providing financial advice to the Special Committee. The Company’s legal advisors in connection with the Acquisition are Cooley LLP and Blake, Cassels & Graydon, LLP.

Ropes & Gray and Stikeman Elliott acted as legal advisors and Barclays acted as financial advisor to Crosspoint.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections-helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 21,000 customers, G2 recognized Absolute as a Leader for the thirteenth consecutive quarter in the Spring 2023 Grid® Report for Endpoint Management and as a Leader for the third consecutive quarter in the Grid Report for Zero Trust Networking.

About Crosspoint Capital Partners

Crosspoint Capital Partners is a private equity investment firm focused on the cybersecurity, privacy and infrastructure software markets. Crosspoint has assembled a group of highly successful operators, investors and sector experts to partner with foundational technology companies and drive differentiated returns. Crosspoint has offices in Menlo Park, CA and Boston, MA. For more information visit: www.crosspointcapital.com.

Additional Information about the Acquisition and Where to Find It

Further details regarding the terms of the Acquisition are set out in the Arrangement Agreement, which will be publicly filed on Absolute’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. Additional information regarding the terms of the Arrangement Agreement, the background to the Acquisition, the rationale for the recommendations made by the Special Committee and the Board and how Absolute’s securityholders can participate in and vote at the Special Meeting to be held to consider the Acquisition will be provided in the Circular which will be mailed to securityholders of the Company and also filed on Absolute’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. Securityholders are urged to read these and other relevant materials when they become available.

No Offer or Solicitation

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information, as defined under applicable U.S. and Canadian securities laws (collectively, “forward-looking statements”). The words “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, any statements (express or implied) respecting: [anticipated timing of the mailing of the information circular, the holding of the Special Meeting]; the proposed timing and completion of the Acquisition; approval of the Acquisition by Absolute securityholders at the Special Meeting; the satisfaction of the conditions precedent to the Acquisition; timing, receipt and anticipated effects of court and other approvals; the delisting from the TSX and NASDAQ and the closing of the Acquisition and other statements that are not statements of historical facts. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business (as more particularly described in the “Risk and Uncertainties” section of Absolute’s Q2 F2023 Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov), as well as the following particular risks: risks that a condition to closing of the Acquisition may not be satisfied; risks that the requisite securityholder approval, court or other applicable approvals for the Acquisition may not be obtained or be obtained subject to conditions that are not anticipated; the effect of the announcement of the proposed Acquisition on the ability of Absolute to retain and hire key personnel and maintain business relationships with customers, suppliers and others with whom they each do business, or on Absolute’s operating results; the market price of common stock and business generally; potential legal proceedings relating to the proposed Acquisition and the outcome of any such legal proceeding; the inherent risks, costs and uncertainties associated with transitioning the business successfully and risks of not achieving all or any of the anticipated benefits of the Acquisition, or the risk that the anticipated benefits of the Acquisition may not be fully realized or take longer to realize than expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the risk that the Acquisition will not be consummated within the expected time period, or at all; competitive changes in the marketplace including, but not limited to, the pace of growth or adoption rates of applicable products or technologies; downturns in the business cycle; and worldwide economic and political disruptions as a result of current events.

Actual results or events could differ materially from those contemplated in forward-looking statements as a result of, without limitation, the following: the ability to secure the required securityholder or court approvals; the occurrence of a “Material Adverse Effect” (as defined in the Arrangement Agreement), the receipt of a superior proposal, or the failure by either party to satisfy any other closing condition in favour of the other provided for in the arrangement agreement, which condition is not waived; general business, economic, competitive, political and social uncertainties; and the future performance, financial and otherwise, of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

CONTACTS:

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760

Media Relations

Becki Levine

press@absolute.com

858-524-9443